RECEIVED
NOV 2 9 2011
SEC MAIL PROCESSING SECTION
189

SECI 11023568 ISSION
... ashington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-18206

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2010 (MM/DD/YY) AND ENDING September 30, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Anderson & Strudwick, Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

707 East Main Street, 20th Floor
(No. and Street)

Richmond (City) Virginia (State) 23219 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Damon B. Joyner 804-344-3803
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Keiter Stephens
(Name – *if individual, state last, first, middle name*)

4401 Dominion Boulevard, 2nd Floor (Address) Glen Allen (City) Virginia (State) 23060 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

S.S. 12/29

OATH OR AFFIRMATION

I, Damon B. Joyner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Anderson & Strudwick, Inc., as of September 30, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Lynette M. Fast
Commonwealth of Virginia
Notary Public
Commission No. 321466
My Commission Expires 6/30/2015

Signature

President/CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ANDERSON & STRUDWICK, INC.
(A Wholly Owned Subsidiary of Anderson & Strudwick Investment Corporation)

Table of Contents

KEITER STEPHENS
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT ACCOUNTANTS' REPORT

The Board of Directors
Anderson & Strudwick, Inc.
Richmond, Virginia

We have audited the accompanying statement of financial condition of Anderson & Strudwick, Inc. (the "Company") as of September 30, 2011, and the related statements of operations, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Anderson & Strudwick, Inc. as of September 30, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on pages 17-18 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Keiter Stephens Hurst Gary & Shreaves PC

November 28, 2011
Glen Allen, Virginia

4401 Dominion Boulevard, 2nd Floor
Glen Allen, Virginia 23060
804.747.0000, FAX 804.747.3632

Mailing Address: P.O. Box 32066
Richmond, Virginia 23294-2066
www.kshgs.com

210 Ridge-McIntire Road, Suite 500
Charlottesville, Virginia 22903
434.220.2800, FAX 434.220.2802

ANDERSON & STRUDWICK, INC.
(A Wholly Owned Subsidiary of Anderson & Strudwick Investment Corporation)

Statement of Financial Condition
September 30, 2011

Assets

Cash	$	1,330,294
Receivable from clearing brokers		474,100
Securities owned, at fair value or estimated fair value		352,980
Office equipment and leasehold improvements, at cost (less accumulated depreciation and amortization)		475,230
Loans and notes receivable from financial advisors, net		487,376
Other assets		274,415
Net deferred tax asset		103,713
	$	3,498,108

Liabilities and Stockholder's Equity

Liabilities:		
Payable to clearing brokers	$	28,158
Accrued compensation		472,481
Accounts payable, accrued expenses, and other liabilities		1,147,122
Total liablities		1,647,761
Stockholder's equity:		
Common stock		82,046
Additional paid-in-capital		5,114,013
Accumulated deficit		(3,345,712)
Total stockholder's equity		1,850,347
	$	3,498,108

See accompanying notes to financial statements.

ANDERSON & STRUDWICK, INC.
(A Wholly Owned Subsidiary of Anderson & Strudwick Investment Corporation)

Statement of Operations
Year ended September 30, 2011

Revenues:	
Commissions	$ 15,109,393
Asset management fees	2,690,257
Investment banking	3,078,685
Firm trading profits and losses, net	(759,630)
Interest and dividends	669,220
Other	592,539
Total revenues	21,380,464
Operating expenses:	
Employee compensation and benefits	16,930,086
Brokerage, clearing and exchange fees	1,395,578
Occupancy and equipment	1,667,264
Communications	825,840
Professional fees and legal settlements	468,001
Advertisting and sales promotion	370,215
Other operating expenses	1,685,668
Interest	413
Total operating expenses	23,343,065
Loss before income tax benefit	(1,962,601)
Income tax benefit	161,526
Net loss	$ (1,801,075)

See accompanying notes to financial statements.

ANDERSON & STRUDWICK, INC.
(A Wholly Owned Subsidiary of Anderson & Strudwick Investment Corporation)

Statement of Stockholders' Equity
Year ended September 30, 2011

	Common stock	Additional paid in capital	Accumulated deficit	Total
Balance September 30, 2010	$ 82,046	$ 4,482,999	$ (1,544,637)	$ 3,020,408
Net loss	-	-	(1,801,075)	(1,801,075)
Capital contributions	-	631,014	-	631,014
Balance September 30, 2011	$ 82,046	$ 5,114,013	$ (3,345,712)	$ 1,850,347

See accompanying notes to financial statements.

ANDERSON & STRUDWICK, INC.
(A Wholly Owned Subsidiary of Anderson & Strudwick Investment Corporation)

Statement of Cash Flows
Year ended September 30, 2011

Cash flows from operating activities:	
Net loss	$ (1,801,075)
Adjustments to reconcile net loss to net cash from operating activities:	
Depreciation and amortization	166,552
Deferred income taxes	(111,592)
Loss on disposal of office equipment	17,139
Change in operating assets and liabilites:	
Receivable from clearing brokers	121,127
Securities owned, net	880,695
Loans and notes receivable from financial advisors, net	136,613
Other assets	458,484
Payable to clearing brokers	(222,987)
Accrued compensation	(907,310)
Accounts payable, accrued expenses and other liabilities	155,436
Net cash used in operating activities	(1,106,918)
Cash flows from investing activities:	
Purchases of office equipment and leasehold improvements	(208,388)
Cash flows from financing activities:	
Capital contributions	631,014
Net decrease in cash	(684,292)
Cash, beginning of year	2,014,586
Cash, end of year	$ 1,330,294
Supplemental disclosure of cash flow information:	
Cash paid for:	
Income taxes, net of refunds received	$ 1,544

See accompanying notes to financial statements.

ANDERSON & STRUDWICK, INC.
(A Wholly Owned Subsidiary of Anderson & Strudwick Investment Corporation)

Notes to Financial Statements

1. Summary of Significant Accounting Policies:

Nature of Business: Anderson & Strudwick, Inc. (the "Company") is a wholly owned subsidiary of Anderson & Strudwick Investment Corporation ("ASIC"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 as well as an investment advisor registered under the Investment Advisors Act of 1940 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is engaged primarily in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking and investment advisory services.

On September 30, 2011, the Company entered into a non-binding letter of intent with Sterne Agee & Leach, Inc (Sterne Agee) to acquire the Company and to enter into a Clearing Incentive Agreement. The specific terms of the agreement have not yet been finalized. The purchase price is expected to be based on a calculation of the Company's assets under management less a clearing incentive, broker retention incentives and certain other costs to be incurred prior to the conversion. The ultimate impact of this agreement on the Company's financial statements is not yet determinable.

The Company clears all of its securities brokerage transactions through either Pershing LLC, a division of Bank of New York Mellon (Pershing) or Legent Clearing LLC (Legent), on a fully disclosed basis, and the contractual arrangements between the Company and both Pershing and Legent may be terminated at any time by either party with 60 days notice. Pershing and Legent collectively hold all customer accounts.

The accounting and reporting policies of the Company are in conformity with accounting principles generally accepted in the United States and prevailing practices within the broker-dealer industry.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires that management make estimates and assumptions relating to the reporting of assets and liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Such estimates are subject to changes in the future as additional information becomes available or previously existing circumstances are modified. Actual results could differ from those estimates.

Substantially all of the Company's financial assets and liabilities are carried at market value, fair value, or are carried at amounts that approximate current fair value due to their short-term nature.

ANDERSON & STRUDWICK, INC.
(A Wholly Owned Subsidiary of Anderson & Strudwick Investment Corporation)

Notes to Financial Statements, Continued

1. **Summary of Significant Accounting Policies Continued:**

Cash and Cash Equivalents: The Company defines cash equivalents as highly liquid investments, with original maturities of less than ninety days, which are not held for sale in the ordinary course of business. At September 30, 2011, there were no cash equivalents held by the Company.

Office Equipment and Leasehold Improvements: Office equipment and leasehold improvements are recorded at cost, net of accumulated depreciation and amortization. Depreciation of office furniture and equipment is recognized on a straight-line basis using estimated useful lives which generally range from three to ten years. Leasehold improvements are depreciated on a straight-line basis over the lesser of the estimated useful life of the improvement or the remaining term of the lease. Accumulated depreciated at September 30, 2011 is $1,362,103.

Revenue Recognition: Proprietary securities transactions in regular-way trades are recorded on the trade date. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are recorded on a settlement date basis with the related commission revenue and transaction expenses recorded on a trade date basis. Customer securities positions are not reflected on the statement of financial condition as the Company does not have title to these assets.

Asset management fees are recognized over the periods they are earned.

Securities owned and securities sold, not yet purchased, are carried at fair value, and securities not readily marketable are carried at estimated fair value as determined by management. Changes in unrealized appreciation (depreciation) arising from fluctuations in the market or fair value and gains and losses on the sale of securities are including in firm trading profits and losses, net, in the accompanying statement of operations.

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger and acquisition and financial restructuring advisory services. Investment banking management fees are recognized as revenue on the offering date of the securities. Additionally, sales commissions are recorded on settlement date and underwriting fees at the time the underwriting is completed and the income is reasonably determinable. From time to time the Company will receive additional consideration in the form of non-marketable warrants in connection with its investment banking activities.

ANDERSON & STRUDWICK, INC.
(A Wholly Owned Subsidiary of Anderson & Strudwick Investment Corporation)

Notes to Financial Statements, Continued

1. Summary of Significant Accounting Policies Continued:

Income Taxes: The Company is included in the federal income tax return filed by ASIC. The Company is included in five combined/unitary returns with ASIC and files separate state income tax returns in various states. Income taxes are allocated on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from ASIC. The deferred tax assets and/or liabilities are determined by multiplying the difference between the financial reporting and tax reporting bases for assets and liabilities by the enacted tax rates expected to be in effect when such differences are recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances on deferred tax assets are estimated based on the Company's assessment of the probability of realizing such amounts.

The Company follows the accounting and disclosure for uncertainty in tax positions as defined by FASB ASC Topic 470 of the Codification. The Company analyzes filing positions in all of the federal and state jurisdictions where it is required to file income tax returns, and the resulting reserve for uncertain tax positions is included in the current year provision for income taxes.

Commitments and Contingencies: Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated.

Subsequent Events: Management has evaluated subsequent events for potential recognition and/or other disclosure through November 28, 2011, the date the financial statements were available to be issued, and determined that no events required disclosure.

2. Receivable from and Payable to Clearing Brokers:

Receivable from clearing brokers represents fees and commissions earned on customer transactions, net of clearing fees and interest associated with both customer and Company transactions, which are due from the clearing brokers.

Payable to clearing brokers represents financing provided by the clearing brokers to the Company and is collateralized by securities owned. Interest on this financing is charged by the clearing brokers at each respective broker's call rate. At September 30, 2011, the brokers' call rate was 2%.

3. Investments:

The Company had no securities sold, but not yet purchased at September 30, 2011. Securities owned consisted of the following, at fair value or estimated fair value, at September 30, 2011:

	Securities owned
Warrants	$ 210,654
Investment in partnership	138,864
Other securities	3,462
Total	$ 352,980

The Company owns certain securities, which are not readily marketable. These include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions or conditions applicable to the securities of the Company. As of September 30, 2011, all of the Company's warrants were valued using a Black-Scholes model, as none of them trade on an active market. The fair values have been estimated using available data with respect to the strike price, term, risk-free rates, dividend yield (if any) and volatility associated with the underlying common stock. While the most significant assumption in estimating each warrant's fair value is volatility, these warrants generally relate to common stocks which are the result of recently issued initial public offerings (IPO's) and, therefore, the available volatility data is limited. Because of the inherent uncertainty in such valuations, the estimated fair values resulting from the Black-Scholes model may differ from the fair values that would have been used had a ready market for the investments existed, and such differences could be material. The investment in partnership is valued using the equity method which approximates fair value.

4. Fair Value of Financial Instruments:

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market or, if none exists, the most advantageous market, for the specific asset or liability at the measurement date (referred to as the exit price). Fair value should be based on assumptions that market participants would use, including a consideration of nonperformance risk.

4. Fair Value of Financial Instruments, Continued:

The Company assesses the inputs used to measure fair value using the three-tier hierarchy in accordance with U.S. GAAP. The hierarchy indicates the extent to which inputs used in measuring fair value are observable in the market.

Level 1	Inputs include unadjusted quoted prices in active markets for identical assets or liabilities that we can access at the measurement date.
Level 2	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets in active markets and observable inputs such as interest rates and yield curves.
Level 3	Inputs that are significant to the measurement that are not observable in the market and include management's judgments about the assumptions market participants would use in pricing the asset or liability (including assumptions about risk).

Cash and cash equivalents, securities owned, and securities sold, not yet purchased (if any) are carried at fair value based on quoted prices, and securities not readily marketable are carried at estimated fair value.

Receivable from clearing brokers, loans and notes receivable from financial advisors, and payable to clearing brokers are recorded at amounts that approximate fair value. Fair value of these items is not materially sensitive to shifts in market interest rates because of the limited term to maturity and/or the variable rates of interest of certain of these instruments.

Obligations of U.S. government, state and municipal obligations of $3,462 at September 30, 2011 are classified as Level 1 investments. The warrants and the investment in partnership are classified as Level 3 investments.

4. Fair Value of Financial Instruments, Continued:

The following table presents the Company's activity for assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended September 30, 2011:

	Partnership	Warrants	Total
Balance at September 30, 2010	$ 128,190	$ 1,038,199	$ 1,166,389
Total gains (losses) included in firm trading profits and losses	10,674	(827,545)	(816,871)
Balance at September 30, 2011	$ 138,864	$ 210,654	$ 349,518

5. Income Taxes:

The provision (benefit) for income taxes for the year ended September 30, 2011 consists of the following:

Federal Taxes:	
Current	$ (44,827)
Deferred	(86,593)
	$ (131,420)
State Taxes:	
Current	(5,107)
Deferred	(24,999)
	$ (30,106)
Income tax benefit	$ (161,526)

5. Income Taxes, Continued:

Income tax expense (benefit) differed from amounts computed by applying the U.S. Federal income tax rate of 34% to loss before income tax as a result of the following:

Computed "expected" income tax benefit	$ (667,285)
State tax (net of federal benefit)	(87,638)
Other, net	(6,369)
Change in deferred tax asset valuation allowance	599,766
Income tax benefit	$ (161,526)

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities as of September 30, 2011 as presented below:

Net operating loss carryfowards	$ 864,450
Accrued rent expense	164,472
Accrued expenses	74,298
Other	139,113
Less valuation allowance	(864,450)
Total deferred tax assets	377,883
Deferred tax liabilities:	
Prepaid expenses	44,293
Office equipment and leasehold improvements, principally due to difference in depreciation	76,314
Mark to market on securities owned	86,608
Other	66,955
Total deferred tax liabilities	274,170
Net deferred tax asset	$ 103,713

5. Income Taxes, Continued:

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections of future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will not realize a portion of its deferred tax assets.

The Company has a net operating loss carryforward in the amount of $2,255,178. This net operating loss will expire in 2030 and 2031. The Company has fully reserved the related deferred tax asset of $864,450.

The Company has analyzed filing positions in all of the federal and state jurisdictions where it is required to file income tax returns, and no reserves for uncertain tax positions, nor interest and penalties, have been recorded in these financial statements. The only periods subject to examination are the 2007 through 2010 tax years.

6. Employee Benefit Plan:

The Company sponsors a profit sharing retirement plan as described in Section 401(k) of the IRC in which employees of the Company may participate. The plan covers substantially all employees upon attainment of age 21 and completion of one year of continuous service, as defined. Employees may elect to make salary reduction contributions up to the maximum amounts allowed under the IRC. The Company may provide discretionary or matching contributions at a rate to be determined annually. For the year ended September 30, 2011, the Company made $3,680 in contributions.

7. Related Party Transactions:

The Company has non-interest bearing advances and loans receivable from employees and former employees of approximately $487,376, net of allowance for uncollectible amounts of $65,730 at September 30, 2011. Loans and notes receivable from financial advisors are loans and are typically provided as incentives to new financial advisors. The loans and notes receivable from financial advisors are being forgiven over the term of each contract (generally five to seven years) if the financial advisors meet certain service or performance conditions. Amortization expense of $611,312 for the year ended September 30, 2011, representing the forgiveness of amounts payable under these arrangements, is included in employee compensation and benefits in the accompanying statement of operations.

7. Related Party Transactions, Continued:

Amortization expense related to loans and notes receivable from financial advisors issued by ASIC is also included in employee compensation since the recipients of the loans are employees of the Company.

The Company has a Management Agreement with ASIC whereby the Company pays a monthly management fee to ASIC in the amount of up to 5% of monthly gross revenue.

8. Commitments and Contingencies:

Leases: The Company leases its office space and equipment under operating leases expiring at various dates through 2019. Minimum future rental payments required under such leases that have initial or remaining noncancelable lease terms in excess of one year as of September 30, 2011 are as follows:

2012	$	775,018
2013		675,867
2014		659,285
2015		592,095
2016		340,458
Thereafter		1,005,405
Total minimum lease payments	$	4,048,128

Some of the Company's leases contain escalation clauses and renewal options. Total rental expense under operating leases approximated $1,299,000 in 2011, and is included in occupancy and equipment in the accompanying statement of operations.

Other Contingencies: In the normal course of business, the Company's customer activities involve the execution and settlement of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

In connection with a legal settlement, the Company is obligated to pay a customer a fixed rate on two specific bonds through their scheduled maturity date of 2016 and 2017, and has the right to receive a variable rate on such bonds. The fair value of the obligation is $118,250 as of September 30, 2011 and is included in accounts payable, accrued expenses and other liabilities. The value of the obligation decreased by $113,070 during 2011 and is included in professional fees and legal settlements in the statement of operations.

8. Commitments and Contingencies, Continued:

The Company introduces its customer transactions to either Pershing or Legent, with whom it has correspondent relationships for clearance and depository services in accordance with the terms of the respective clearing agreements. In connection with these agreements, the Company has agreed to indemnify Pershing and Legent for losses that Pershing and Legent may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions. As of September 30, 2011, substantially all customer obligations were collateralized by securities with fair value in excess of obligations. As of September 30, 2011 the Company had a deposit of $150,000 with Pershing and $100,000 with Legent for the purpose of assuring performance under the clearing agreements.

A portion of accrued compensation is only payable upon the realization of Net Proceeds received from the exercise or sale of warrants received in connection with the Company's investment banking activities. The contingency is subject to the fluctuation in market value of the related financial instruments.

From time to time, the Company is involved in litigation that it considers to be incidental to its business. The Company is not presently involved in any legal proceedings which management expects individually or in the aggregate to have a material adverse effect on its financial condition or results of operations.

The financial instruments of the Company are reported in the statement of financial condition at fair values or estimated fair value, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

In addition, the Company may sell securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company records these obligations in the accompanying financial statements at the market values of the related securities. The obligations are subject to fluctuations in market value of the securities subsequent to September 30, 2011. As of September 30, 2011, the Company has no securities sold but not yet purchased. See note 3.

The Company has a concentration of credit risk in the Commonwealth of Virginia since a significant portion of its customer base resides in that state. This is mitigated through the Company's use of third-party providers such as Pershing and Legent for maintenance and custody of collateral for all of its margin account customers in accordance with various regulatory and internal guidelines.

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of temporary cash investments. At times, the Company may have cash and cash equivalents at a financial institution in excess of insured limits. The Company places their cash and cash equivalents with high credit quality financial institutions whose credit rating is monitored by management to minimize credit risk.

9. Net Capital Requirements:

The Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (the Net Capital Rule) and elects to compute its net capital requirements in accordance with the aggregate indebtedness method. This method requires that the Company's ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that minimum net capital may not be less than $100,000. At September 30, 2011, the Company had net capital, as defined, of $334,709, which was $234,709 in excess of the minimum net capital required. The ratio of aggregate indebtedness to net capital was 4.19 to 1 as of September 30, 2011. The Company is exempt from the reserve requirements for broker-dealers under Rule 15c3-3, subparagraph (k)(2)(ii), because the Company does not hold securities accounts for customers or perform custodial functions relating to customer securities.

ANDERSON & STRUDWICK, INC.
(A Wholly Owned Subsidiary of Anderson & Strudwick Investment Corporation)

Computation of Net Capital
Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934
September 30, 2011

Stockholder's equity	
Stockholder's equity qualified for net capital	$ 1,850,347
Nonallowable assets and miscellaneous capital charges	
Nonallowable assets	1,515,391
Net capital before capital charges on firm securities	334,956
Less haircuts on firm securities positions	247
Net capital	$ 334,709
Amounts included in total liabilities which represent aggregate indebtedness	
Accounts payable and accrued liabilities	$ 1,403,940
Minimum net capital required (the greater of $100,000 or 6-2/3% of aggregate indebtedness)	$ 100,000
Net capital in excess of minimum requirements	$ 234,709
Ratio of aggregate indebtedness to net capital	4.19

See independent accountants' report on supplemental information.

ANDERSON & STRUDWICK, INC.
(A Wholly Owned Subsidiary of Anderson & Strudwick Investment Corporation)

Computation of Net Capital
Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934, Continued
September 30, 2011

Reconciliation of net capital computations as originally reported on the 4th quarter 2011 FOCUS report to the computations on the previous page

Net capital as reported in the Company's Part II FOCUS Report, as originally filed	$	255,362
Audit adjustment for Synthetic Interest rate swap		113,070
Audit adjustment for rent liability of Indialantic Office		(33,723)
Adjusted net capital	$	334,709

See independent accountants' report on supplemental information.

ANDERSON & STRUDWICK, INC.
(A Wholly Owned Subsidiary of Anderson & Strudwick Investment Corporation)

Exemption Provision of Reserve Requirements
Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934
December 31, 2010

The Company is exempt under Rule 15c3-3(k)(2)(ii) from preparing the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

See independent accountants' report on supplemental information.

KEITER STEPHENS

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

The Board of Directors
Anderson & Strudwick, Inc.
Richmond, Virginia

In planning and performing our audit of the financial statements of Anderson & Strudwick, Inc. (the Company"), as of and for the year ended September 30, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

4401 Dominion Boulevard, 2nd Floor
Glen Allen, Virginia 23060
804.747.0000, FAX 804.747.3632

Mailing Address: P.O. Box 32066
Richmond, Virginia 23294-2066
www.kshgs.com

210 Ridge-McIntire Road, Suite 500
Charlottesville, Virginia 22903
434.220.2800, FAX 434.220.2802

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph to this report, were adequate at September 30, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Keiter Stephens Hurst Gary & Shreaves PC

November 28, 2011
Glen Allen, Virginia

KEITER STEPHENS

Business Assurance & Advisory Services

ANDERSON & STRUDWICK, INC.
(A Wholly Owned Subsidiary of Anderson & Strudwick Investment Corporation)

Financial Statements

September 30, 2011

SEC ID 8-18206

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A Statement of Financial Condition and Supplemental Report on Internal Control bound separately has been filed with the Securities and Exchange Commission simultaneously herewith as a PUBLIC DOCUMENT

4401 Dominion Boulevard, 2nd Floor ♦ Glen Allen, Virginia 23060
210 Ridge-McIntire Road, Suite 500 ♦ Charlottesville, Virginia 23903
kshgs.com